Reply to the Attention of	Michael T. Shannon
Direct Line	604.893.7638
Direct Fax	604.893.2381
Email Address	michael.shannon@mcmillan.ca
Our File No.	58783V-48
Date	October 26, 2012

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention: Mr. John Reynolds

Dear Sirs/Mesdames:

Re:	Passport Potash Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed October 12, 2012
File No. 000-54751

     We are counsel for and write on behalf of Passport Potash Inc. (the “Company”) in response to the Staff’s letter of October 23, 2012 (the “Comment Letter”) from the United States Securities and Exchange Commission (the “Commission”) commenting on the Company’s Amendment No. 2 to the Registration Statement on Form 10 (the “Form 10 Amendment No. 2”) filed with the Commission by the Company on October 12, 2012.

     On behalf of the Company we have filed with the Commission, via the EDGAR system, an Amendment No. 3 to the Registration Statement on Form 10 (the “Form 10 Amendment No. 3”) that updates the Company’s Form 10 Amendment No. 2 pursuant to the comment set out in the Comment Letter. We enclose with this letter one copy of Form 10 Amendment No. 3, plus one copy that has been blacklined to show the changes from the Form 10 Amendment No. 2.

     On behalf of the Company, we also provide below our response to the comment made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein but not defined have the same meanings given such terms in Form 10 Amendment No. 3.

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October 26, 2012 Page 2

Commission Comment:

Properties, page 35

1.

We note your response to comments 5 and 6 from our letter dated October 5, 2012 and we do not concur with your assessment. A mineral resource must have a reasonable likelihood of economic extraction. In your response we not your statement regarding the lack of a continuous connection due to land ownership. Considering you do not have the right to mine the areas in between your data points, it appears there is no basis for a reasonable likelihood of economic extraction until the land right is obtained. Please revise your amended filing to remove all references to your National Instrument 43-101 technical report.

Company Response:

     We hereby confirm, on behalf of the Company, that the Company has revised the Form 10 Amendment No. 3 to remove all references to its National Instrument 43-101 technical report.

     On behalf of the Company we sincerely hope and trust that each of the foregoing are clear and satisfactory in this matter and truly responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at 604.893.7638 of our offices at any time.

     On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Michael T. Shannon

Michael T. Shannon

cc: Passport Potash Inc.